UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

26009510

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26009510

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eugene W. Weaver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 810,250

	6.	Shared Voting Power 511,220

	7.	Sole Dispositive Power 810,250

	8.	Shared Dispositive Power 511,220

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,321,470

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Dover Downs Gaming & Entertainment, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1131 N. DuPont Highway, Dover, DE 19901

Item 2.
	(a)	Name of Person Filing Eugene W. Weaver
	(b)	Address of Principal Business Office or, if none, Residence 570 Winturford Drive, West Chester, PA 19382
	(c)	Citizenship United States
(d)

Title of Class of Securities
The class of equity security to which this Schedule 13G relates is the Common Stock (the “Common Stock”), par value $.10 per share, of Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (the “Company” or the “issuer”).  The Common Stock is publicly traded.  The ownership reflected above includes both Common Stock and Class A Common Stock.  Class A Common Stock is not publicly traded.  Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder.  As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of the Class A Common Stock.  The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into Common Stock.

	(e)	CUSIP Number 26009510

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

1,321,470.  The Reporting Person beneficially owns 141,470 shares of Common Stock and 1,180,000 shares of Class A Common Stock or 12.5% of the shares of Common Stock outstanding based on the Company’s most recent filing with the Securities Exchange Commission (which for these purposes assumes the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person).  This includes the following: 25,400 shares of Common Stock held by a limited liability corporation over which the Reporting Person has sole voting and investment power; 17,000 shares of  Common Stock and 60,000 shares of Class A Common Stock held by his wife and 14,220 shares of Common Stock held as Trustee, as to which Reporting Person disclaims any beneficial interest; and 420,000 shares of Class A Common Stock owned by a partnership over which the Reporting Person has sole voting power, as to which the Reporting Person directly owns 23.8611% of the partnership and disclaims beneficial interest in 76.14% of the partnership (of which 23.8407% is held directly by his spouse).

(b) Percent of class: 12.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 810,250
(ii) Shared power to vote or to direct the vote 511,220
(iii) Sole power to dispose or to direct the disposition of 810,250
(iv) Shared power to dispose or to direct the disposition of 511,220

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2005
Date
/s/ Eugene W. Weaver
Signature
Eugene W. Weaver
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)